EXHIBIT 99.1

Westport Fuel Systems Announces New Chief Financial Officer

VANCOUVER, B.C., Aug. 22, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today announced the appointment of Richard Orazietti as Chief Financial Officer ("CFO") effective September 3, 2019.

Mr. Orazietti has had a distinguished career as a finance leader with expertise across multiple finance disciplines and extensive experience working with business and operational management to drive change and improve performance.  Prior to joining Westport Fuel Systems, he served as Senior Vice President, Treasurer of Goldcorp, Inc., a former NYSE and TSX listed senior gold producer, where he was responsible for financing the company’s strategic and operating objectives and managing risk exposure. Previously, he also held roles as Senior Vice President, Controller and Vice President, Internal Audit.

Prior to Goldcorp, Mr. Orazietti served as Vice President, Finance at BCE Inc., Canada’s largest communications company, where he led the financial management of various operating divisions during a period of significant change in the industry.  He brings extensive experience in corporate finance, risk management, financial reporting and control, operational management, strategic planning and in leading change. He is a Chartered Professional Accountant (“CPA”) in British Columbia and holds a Global Executive MBA from the IESE Business School at the University of Navarra and a Bachelor of Business Administration from Simon Fraser University.  Mr. Orazietti is also fluent in French, Italian, and Spanish.

“We are delighted to have Richard join Westport Fuel Systems as CFO,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Richard has excellent credentials in both financial and operational management, a proven track record of financial stewardship and control, and a detailed knowledge of enterprise risk management and governance in a multi-national environment. Richard is a results-driven executive and will be a tremendous asset to our organization as we continue to capitalize on global market opportunities for alternative fuels and maintain our focus on becoming a profitable, sustainable company.”

“Westport Fuel Systems’ technology leadership, market innovation, and portfolio of commercially available clean fuel products has set it on a path to becoming a profitable, sustainable company,”  said Mr. Orazietti. “I am excited to be joining a team of global leaders who are constantly striving to maximize the value of new and existing clean transportation technology platforms to address the challenges of climate change and urban air quality. I look forward to playing a key role as the company moves into its next stage of growth and value creation for its stakeholders.”

“On behalf of our Board and our executive team I want to thank Jim MacCallum for fulfilling the CFO responsibilities through our fiscal 2018 year end and the first two quarters of 2019. Jim’s in-depth knowledge of our financial systems and his support ensured stability and continuity as I joined Westport Fuel Systems earlier this year,” said Johnson.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Shawn Severson
Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com